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            [LETTERHEAD OF SULLIVAN & CROMWELL]







                                   October 23, 1995



Smith Barney Muni Funds,
   388 Greenwich Street
      New York, New York 10013.

Dear Sirs:
          In connection with the registration under the Securities Act of 1933 (the "Act") of an indefinite number of shares (the "Shares") of beneficial interest, par value $.001 per share, of Smith Barney Muni Funds, a Massachusetts business trust (the "Trust"), we, as your counsel, have examined such trust records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
          Upon the basis of such examination, we advise you that, in our opinion, when the Shares are issued and sold in accordance with the Trust's Registration Statement on Form N-14 (File No. 33-62017) under the Act in connection with the acquisition by the Trust on behalf of the New York Portfolio (the "Portfolio") of all or substantially all of the assets, and the assumption of certain liabilities, of the Smith Barney New York Municipals Fund Inc. and in



































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accordance with the Declaration of Trust and By-Laws of the Trust, the Shares
will be validly issued, fully paid and nonassessable.
          Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust, however, disclaims shareholder liability in connection with Trust Property (as defined therein) or the affairs of the Trust and requires that notice of such disclaimer be given in each written obligation, contract, instrument, certificate, share certificate, or other security of the Trust or undertaking made or issued by the Trustees. The Declaration of Trust provides for indemnification by the Portfolio from and against all claims and liabilities to which a shareholder may become subject by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Portfolio itself would be unable to meet its obligations.
          The foregoing opinion is limited to the laws of the Commonwealth of Massachusetts, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to due organization of the
















































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Trust, we have, with your approval, relied upon the opinion dated May 22, 1991 of Gaston & Snow, and with respect to all other matters of Massachusetts law, we have, with your approval, relied upon the opinion dated October 23, 1995 of Ropes & Gray, and our opinion is subject to the same assumptions, qualifica-tions and limitations with respect to such matters as are contained in such opinions of Gaston & Snow and Ropes & Gray. We believe you and we are justified in relying on such opinions for such matters.
          Also, we have relied as to certain matters on information obtained from public officials, officers of the Trust and other sources believed by us to be responsible.
          We hereby consent to the filing of this opinion as an exhibit to the Trust's Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933.


                                        Very truly yours,

                                        /s/ Sullivan & Cromwell